Mail Stop 6010


						August 16, 2005



Via U.S. Mail and Facsimile (718-472-0794)

James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Blvd.
Long Island City, New York 11101


	Re:	Standard Motor Products, Inc.
		Form 10-K for year ended December 31, 2004
		Filed March 31, 2005
		File No. 001-04743

Dear Mr. Burke:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2005

Reports of Independent Registered Public Accounting Firm, page 36
1. We see that the auditors` report disclaims an opinion on the effectiveness of internal control over financial reporting and on management`s assessment thereof. In a supplemental response, identify the expected timing for completion of the audit of internal control over financial reporting and of management`s assessment thereof. Tell us when you plan to file an amended Form 10-K that includes a report from your auditor expressing an opinion.

Note 1. Summary of Significant Accounting Policies, page 43

Cumulative Effect of Change in Accounting For New Customer
Acquisition Costs,
page 45

2. We note your disclosure and exhibit filed regarding your change in accounting principle. Please tell us the GAAP accounting guidance, including the authoritative literature, that you relied on previously when you capitalized and amortized your changeover costs. Also, please tell us how you determined it was appropriate to amortize these costs over a 12 month period.

Revenue Recognition, page 45

3. You state in MD&A that you provide various types of discounts, allowances, return options and support systems to your customers. Accordingly, please respond to the following and revise future filings to address our comments as appropriate:
a) Please explain further the types of discounts, allowances and incentives you offer to your customers and how you account for each of them.

b) We note your discussion of Standard Plus Club in MD&A, where it appears that you offer technical and business support, technical service telephone hotline and on-line diagnostic assistance. Please provide a measure of the significance of these services to your operations and tell us whether they are sold as part of your normal product sales. Furthermore, tell us how you considered the guidance on multiple-element arrangements in EITF 00-21 and SAB 104 when accounting for these services.

c) We note that you permit customers to return products in the event that they have overstocked their inventories. Please describe to us in greater detail the rights of return you give to your customers, including the maximum length of time for returning a product and the amount of inventory that can be returned. Please also tell us the amount of overstock returns you recorded in each of the three years presented.

Note 7. Goodwill and Other Intangible Assets, page 55

4. You state that you completed your purchase price allocation in June 2004 and you adjusted goodwill by $14.1 million. Please describe to us the circumstances that resulted in the additional reclassification of goodwill to intangible assets in the third quarter of 2004.

Item 9A. Controls and Procedures, page 75

5. We note the disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. In your amended 10-K, please revise to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3671 if you have questions regarding these comments.


							     Sincerely,



							    Martin F. James
							    Senior Assistant Chief
Accountant
Mr. James J. Burke
Standard Motor Products, Inc.
August 16, 2005
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